UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*

                                 PW Eagle, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    69366Y108
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                                 (CUSIP Number)

                              Thomas R. Hudson Jr.
                               Pirate Capital LLC
                        200 Connecticut Avenue, 4th Floor
                                Norwalk, CT 06854
                                 (203) 854-1100
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 1, 2007
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                          (Date of Event which Requires
                            Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)
                           --------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.      69366Y108              SCHEDULE 13D            PAGE 2 OF 5 PAGES
------------------------------                               -------------------

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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            PIRATE CAPITAL LLC
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                          [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    3,285,668
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,285,668
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,285,668
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            27.4%
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    14      TYPE OF REPORTING PERSON*

            IA
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                               * SEE INSTRUCTIONS

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CUSIP NO.       69366Y108             SCHEDULE 13D            PAGE 3 OF 5 PAGES
------------------------------                               -------------------

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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            THOMAS R. HUDSON JR.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
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                      7      SOLE VOTING POWER

                             6,116.4279
                             (including vested options and deferred phantom
                             shares)
                      ----------------------------------------------------------
 NUMBER OF            8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                 3,285,668
  OWNED BY            ----------------------------------------------------------
    EACH              9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                  6,116.4279
                             (including vested options and deferred phantom
                             shares)
                      ----------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER

                             3,285,668
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,291,784.4279 (including vested options and deferred phantom shares)
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                             [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            27.4%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                               -------------------
CUSIP NO.      69366Y108              SCHEDULE 13D            PAGE 4 OF 5 PAGES
------------------------------                               -------------------

The Schedule 13D filed on March 10, 2006 by Pirate Capital LLC, a Delaware limited liability company ("Pirate Capital"), and Thomas R. Hudson Jr. (together, the "Reporting Persons"), relating to the shares of common stock, $0.01 par value (the "Shares"), of PW Eagle, Inc. (the "Issuer"), as previously amended by Amendment No. 1 filed on April 25, 2006, Amendment No. 2 filed on May 15, 2006, Amendment No. 3 filed on May 22, 2006, Amendment No. 4 filed on August 23, 2006, Amendment No. 5 filed on August 31, 2006, Amendment No. 6 filed on September 29, 2006, Amendment No. 7 filed on October 16, 2006, Amendment No. 8 filed on January 17, 2007, and Amendment No. 9 filed on January 18, 2007, is hereby amended by this Amendment No. 10 to the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

Funds for the purchase of the Shares reported herein were derived from available capital of the Holders (as defined below). A total of approximately $88,611,434 was paid to acquire such Shares.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

          (a) The Reporting Persons beneficially own in the aggregate 3,291,784.4279 Shares (including vested options and deferred phantom shares), constituting approximately 27.4% of the Shares outstanding.

          The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 12,002,015 Shares outstanding, which is the total number of Shares outstanding as reported by the Issuer in its definitive proxy soliciting materials filed January 17, 2007.

          (b) By virtue of its position as general partner of Jolly Roger Fund LP, Pirate Capital LLC has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 474,639 Shares held by Jolly Roger Fund LP. By virtue of agreements with Jolly Roger Offshore Fund LTD and Jolly Roger Activist Portfolio Company LTD (such funds, together with Jolly Roger Fund LP, the "Holders"), Pirate Capital LLC has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 1,764,155 Shares and 1,041,829 Shares held by Jolly Roger Offshore Fund LTD and Jolly Roger Activist Portfolio Company LTD, respectively. By virtue of his position as sole Managing Member of Pirate Capital LLC, Thomas R. Hudson Jr. is deemed to have shared voting power or shared dispositive power with respect to all Shares as to which Pirate Capital LLC has voting power or dispositive power. Accordingly, Pirate Capital and Thomas R. Hudson Jr. are deemed to have shared voting and shared dispositive power with respect to an aggregate of 3,285,668 Shares, and Thomas R. Hudson Jr. is deemed to have sole voting and sole dispositive power with respect to an aggregate of 6,116.4279 Shares (including vested options and deferred phantom shares).

          (c) The following transactions in the Shares were effected by the Reporting Persons since the last amendment to this Schedule 13D, each of which was effected on the open market by an independent broker pursuant to a 10b5-1 Plan.

   Jolly Roger Fund LP

            Trade Date        Shares Purchased (Sold)        Price per Share ($)
            ----------        -----------------------        -------------------
            01/18/2007                 19,000                      32.95
            01/19/2007                 10,400                      32.97
            01/22/2007                 15,049                      32.92

   Jolly Roger Activist Portfolio Company LTD

            Trade Date        Shares Purchased (Sold)        Price per Share ($)
            ----------        -----------------------        -------------------
            01/23/2007                 22,945                      32.99
            01/24/2007                 10,839                      33.01
            01/25/2007                 6,960                       33.01
            01/26/2007                 14,476                      33.03
            01/29/2007                 10,000                      33.09
            01/30/2007                 6,200                       33.05
            01/31/2007                 5,920                       32.99
            02/01/2007                 7,306                       33.02
            02/02/2007                 5,045                       33.13

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY

Item 6 of the Schedule 13D is hereby amended and restated as follows:

As set forth below, Thomas R. Hudson Jr. holds options to acquire 15,000 Shares, each of which option was granted by the Issuer, as set forth below.

Date of      Shares       Exercise Price   Expiration Date     Purchase Price
Grant        Underlying   per Share ($)                        per Option ($)
             Options

05/26/06     15,000*       27.85           05/26/16           N/A

* 25% of such options were exercisable on the date of grant. An additional 25% of such options will become exercisable on each of the next three anniversaries of the date of grant.

Thomas R. Hudson Jr. holds 2366.4279 deferred phantom shares of the Issuer, each of which share was granted by the Issuer. Each deferred phantom share represents the right to receive the value of one Share of the Issuer's common stock. Deferred phantom shares are payable in Shares or cash at the election of the administrator of the PW Eagle Top-Hat Plan. Mr. Hudson may transfer the cash value of his deferred share account into an alternative investment account at any time.

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CUSIP NO.      69366Y108             SCHEDULE 13D             PAGE 5 OF 5 PAGES
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                                     SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 5, 2007


                                           PIRATE CAPITAL LLC


                                           By: /s/ Thomas R. Hudson Jr.
                                               ---------------------------
                                           Name:  Thomas R. Hudson Jr.
                                           Title: Managing Member


                                           /s/ Thomas R. Hudson Jr.
                                           ------------------------------
                                           Thomas R. Hudson Jr.